March 10, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harbor ETF Trust – Harbor Human Capital Factor Large Cap Growth ETF

Request for Withdrawal on Form AW

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Harbor ETF Trust (the “Trust”) respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 37 to the Trust’s Registration Statement on Form N-1A (File Nos. 333-255884; 811-23661) filed with the Commission on September 15, 2023, SEC Accession No. 0001193125-23-236263 (the “Amendment”). The Amendment relates to Harbor Human Capital Factor Large Cap Growth ETF, a new series of the Trust. The Trust is withdrawing the Amendment because it has elected not to proceed with the registration process for the new series associated with the Amendment.

The Amendment has not yet been declared effective, and no securities have been sold pursuant to the Amendment.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (312)-443-4635.

Respectfully submitted,

/s/Meredyth Whitford-Schultz

Meredyth Whitford-Schultz
Secretary

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborcapital.com

Foreside Fund Services, LLC is the Distributor of Harbor ETF Trust